          THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D (AMENDMENT NO.6)
   FILED ON MARCH 26, 1996 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 6)*


                          REGAL INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   75881910
                     -----------------------------------
                                (CUSIP Number)

                              Ira F. Levy, Esq.
                    Goins, Underkofler, Crawford & Langdon
            1601 Elm Street, #3300, Dallas, TX 75201 (21) 969-5454
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                March 15, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  EXHIBIT INDEX IS LOCATED ON PAGE 14 OF 26

                                 SCHEDULE 13D

CUSIP NO.  75881910                                         PAGE 2 OF 26 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          HARLEQUIN INVESTMENT HOLDINGS LIMITED
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
          N/A
- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


          N/A; 00
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


          N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          BRITISH VIRGIN ISLANDS
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   12,452,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     12,452,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         12,452,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


         N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.02%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         CO.
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  75881910                                          PAGE 3 OF 26 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         THE GHL (SENIOR) PENSION FUND
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
         N/A
- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


         N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


         N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         N/A
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   12,452,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     12,452,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         12,452,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


         N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.02%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         EP
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  75881910                                           PAGE 4 OF 26 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         RICHARD N. GRAY
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
         N/A
- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


         N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


         N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         GUERNSEY, CHANNEL ISLANDS
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     500,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   12,452,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     500,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     12,452,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         500,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


         N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0.0056%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


IN
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  75881910                                           PAGE 5 OF 26 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         OVERSEAS TRUST COMPANY LIMITED
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
         N/A
- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


         N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


         N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         BRITISH VIRGIN ISLANDS
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   12,452,000
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     12,452,000
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         -0-
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


         N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         -0-
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         CO
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.  75881910                                           PAGE 6 OF 26 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         GUERNSEY HOLDINGS LIMITED
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /
         N/A
- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


         N/A
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


         N/A
- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         GUERNSEY, CHANNEL ISLANDS
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         -0-
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


         N/A
- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         -0-
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         CO
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 6 to Schedule 13D amends and supplements this statement on Schedule 13D filed on March 11, 1994 (the "SCHEDULE 13D") with the Securities and Exchange Commission (the "COMMISSION"), Amendment No. 1 thereto filed on March 28, 1994 with the Commission, Amendment No. 3 thereto filed on May 17, 1994 with the Commission, Amendment No. 4 thereto filed on June 17, 1994 with the Commission, Amendment No. 5 thereto filed on February 9, 1995, by Harlequin Investment Holdings Limited ("HARLEQUIN"), The GHL (Senior) Pension Fund (the "GHL (SENIOR) PENSION FUND"), Richard N. Gray ("GRAY"), Overseas Trust Company Limited ("OVERSEAS") and Guernsey Holdings Limited ("GUERNSEY") (collectively, the "REPORTING PERSONS") which relates to the common stock, $.01 par value ("COMMON STOCK"), of Regal International, Inc. ("REGAL" or the "ISSUER"), a Delaware corporation with its principal executive office at P. O. Box 1237, Corsicana, Texas 75151.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of Schedule 13D is hereby supplemented by adding the following:


         In connection with a certain Stock Purchase Agreement, dated March 10, 1996, by and between Harlequin and China Strategic Holdings Limited ("CSH"), Harlequin acquired a Stock Purchase Option (the "Option") to purchase up to 8.0 million shares of Common Stock. The exercise price for the Common Stock upon exercise of the Option is $0.0302 per share. The Option is exercisable at any time and from time to time and expires on March 31, 2001. If Harlequin exercises all or any portion of the Option, it is anticipated that the funds necessary for such exercise will come from operating capital of Harlequin. The Stock Purchase Agreement is attached hereto as Exhibit 99-1 and the Stock Purchase Option is attached hereto as Exhibit 99-2.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by supplemented such Item 4 with the following:

         The acquisition of the Stock Purchase Option was the result of a commercial transaction. If Harlequin elects to convert the Stock Purchase Option and acquires the shares of Common Stock in the future, the shares of Common Stock will be acquired for investment purposes and not with a view toward acquiring control of Regal.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5 of Schedule 13D is hereby supplemented by deleting the first paragraph thereof and inserting the following:

         The percentage set forth in this Item 5 reflecting the Reporting Persons interest in the Common Stock is based on a total of 88,806,198 shares of Common Stock outstanding at January 1, 1996. Assuming conversion of the Stock Purchase Option, the Common Stock currently held by and to be acquired (upon exercise of the Stock Purchase Option) by Harlequin, a wholly owned subsidiary of the GHL (Senior) Pension Fund, represents approximately 14.02% of the outstanding Common Stock. Gray and Overseas, as trustees of GHL (Senior) Pension Fund, have the right to vote and direct the vote and to dispose or direct the disposition of the Common Stock acquired by Harlequin.

         Within the past sixty (60) days, neither Harlequin GHL (Senior) Pension Fund, Richard N. Gray or Overseas Trust Company Limited have disposed of any shares of Common Stock, except as described herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         Item 6 of the Schedule 13D is hereby supplemented by adding the material in Item 4 of this Amendment No. 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 The following documents are attached hereto and incorporated herein by reference:


                 Exhibit 99-1       Stock Purchase Agreement
                 Exhibit 99-2       Stock Purchase Option
                 Exhibit 99-3       Joint Filing Agreement

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

         DATED:  March 25, 1996


                                        HARLEQUIN INVESTMENT
                                        HOLDINGS LIMITED


                                        By:  /s/ IRA F. LEVY
                                            ------------------------------
                                             Ira F. Levy, Attorney-in-Fact


- --------------------

* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Persons.

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

         DATED:  March 25, 1996


                                        THE GHL (SENIOR) PENSION FUND


                                        By: /s/ IRA F. LEVY
                                           -----------------------------
                                            Ira F. Levy, Attorney-in-Fact


- --------------------

* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Persons.

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

         DATED:  March 25, 1996


                                        RICHARD N. GRAY


                                        By:  /s/ IRA F. LEVY
                                           --------------------------------
                                             Ira F. Levy, Attorney-in-Fact


- --------------------

* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Persons.

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

         DATED:   March 25, 1996


                                        OVERSEAS TRUST COMPANY LIMITED


                                        By:  /s/ IRA F. LEVY
                                            -----------------------------
                                             Ira F. Levy, Attorney-in-Fact


- --------------------

* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Persons.

                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

         DATED:   March 25, 1996


                                        GUERNSEY HOLDINGS LIMITED


                                        By:  /s/ IRA F. LEVY
                                           --------------------------------
                                             Ira F. Levy, Attorney-in-Fact


- --------------------

* Each of the undersigned Reporting Persons certifies only the information stated herein regarding such Reporting Persons.

                                 EXHIBIT INDEX



                 Exhibit 99-1      Stock Purchase Agreement
                 Exhibit 99-2      Stock Purchase Option
                 Exhibit 99-3      Joint Filing Agreement